April 3, 2008

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington D. C. 20549-0308

Re:	Rapid Link, Incorporated (File no. 0-22636)
Form 10-KSB for the year October 31, 2007
Filed on January 23, 2008

Dear Mr. Spirgel,

In connection with Rapid Link Incorporated’s (the “Company”) correspondence letters dated March 27, 2008 and April 1, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Sincerely,

/s/ Christopher J. Canfield

Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Inc.
Phone: 970-547-8165
Fax: 402-392-7545

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165    Fax: (+1) 402-392-7545   Email: chrisc@rapidlink.com